PRIME RETAIL, INC. 2002 LONG-TERM INCENTIVE PLAN

     Our board of directors approved the Prime Retail, Inc. 2002 Long-Term Incentive Plan on August 13, 2002. The following is only a summary of the plan and is qualified in its entirety by reference to the full text of the plan.

Summary of the Plan

     Purpose. The purpose of the plan is to optimize our profitability and growth through long term incentives that are consistent with our objectives and that link participants' interests to those of our shareholders. The plan authorizes the granting of performance awards payable in stock or cash.

     Eligibility. Our executive officers and key employees are eligible to participate in the plan. As of September 30, 2002, eight executive officers and key employees had been selected to participate in the plan.

     Administration. The plan shall be administered by our board of directors pursuant to the terms and conditions contained in the plan. The board of directors may delegate its authority to administer the plan to the compensation committee at any time. If it does so, the compensation committee will have all the powers of the board of directors with respect to administering the plan.

     Milestone Bonuses. Each participant shall have the right to receive a portion of the contributions to be made to the plan upon achievement of the two milestones described below. A participant's entitlement to share in one or both of the milestone bonuses will vest as follows: (i) 50% upon achievement of the applicable milestone (provided the participant remains employed by us on such achievement date); and (ii) with respect to each milestone that is achieved, the remaining 50% on December 31, 2005 (provided the participant is still employed by us on that date). Awards will be payable within 60 days of the applicable vesting date. Distributions will be made either in cash, shares of common stock or a combination of cash and shares of common stock, as determined by the board of directors. Any distributions in shares of common stock must be made in compliance with applicable laws and regulatory provisions.

o Restructuring/Recapitalization Plan Milestone. A contribution of $2.5 million will be made to the plan upon the completion of a successful restructuring/recapitalization plan that is approved by the board of directors and that includes the redemption or exchange of our Series A and B Preferred Stock. Such a restructuring/recapitalization may or may not occur in conjunction with the transfer of a controlling interest in us to a third-party investor, but shall not include a transaction which does not benefit the company and our existing shareholders.

o Mega Deal VI Loan Milestone. A contribution of $1.5 million will be made to the plan upon the completion of a successful refinancing of the Mega Deal VI Loan (as defined in the plan) and/or the sale of assets securing the Mega Deal VI Loan resulting in the retirement of the existing Mega Deal VI Loan in a manner approved by the board of directors.

     Value Bonus. Each participant shall have the right to receive a portion of the contribution to be made to the plan upon achievement of the Net Asset Value (as defined in the plan) target(s) set forth below on December 31, 2005. A contribution of $1.5 million will be made to the plan if the Net Asset Value is equal to or greater than $200 million. An additional contribution equal to 1.5% of the amount by which the Net Asset Value exceeds $200 million will also be made to the plan. The $200 million dollar target shall be increased by the amount of any equity contributed to us after the adoption of the plan, and

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decreased by the cost to us of any stock  repurchases or reductions  effected by us after the effective date of the plan or distributions to our shareholders (other than distributions paid from operating cash flow). A participant's entitlement to share in the value bonus will vest on December 31, 2005 (provided the participant is still employed by us on that date). Awards will be payable within 60 days of the vesting date. Distributions will be made either in cash, shares of common stock or a combination of cash and shares of common stock, as determined by the board of directors. Any distributions in shares of common stock must be made in compliance with applicable laws and regulatory provisions.

     Limitations on Transfer; Beneficiaries. No award will be assignable or transferable by a participant other than by will or the laws of descent and distribution. A participant may, in the manner determined by the board of directors, designate a beneficiary to exercise the rights of the participant and to receive any distribution with respect to any award upon the participant's death.

     Acceleration Upon Certain Events. With respect to each milestone that is achieved, if a participant's employment is terminated as a result of his or her involuntary termination without cause, death or disability, the remaining 50% of the participant's entitlement to share in the applicable milestone bonus(es) will become immediately vested. With respect to each milestone that is achieved, if a change in control (as defined in the plan) occurs, the remaining 50% of the participant's entitlement to share in the applicable milestone bonus(es) will become immediately vested upon the effective date of the change in control (provided the participant is employed by us on that date). In the event a participant is entitled to a change of control payment under his or her employment agreement, the remaining 50% of the applicable milestone bonus(es) payable to such participant shall be reduced by an amount equal to 50% of the change of control payment payable under such participant's employment agreement.

     Termination and Amendment. Our board of directors may, at any time and from time to time, terminate, amend or modify the plan without shareholder approval. The board of directors may modify, extend or renew outstanding awards, or accept the surrender of outstanding awards (to the extent not already distributed) and grant new awards in substitution of them (to the extent not already distributed).